SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):         25-Oct-02

Financial Asset Securities Corp.

AS DEPOSITOR UNDER THE TRUST AGREEMENT, DATED
AS OF APRIL 1, 2002, PROVIDING FOR THE ISSUANCE OF
C-BASS MORTGAGE LOAN ASSET-BACKED
NOTES SERIES 2002-CB2

FINANCIAL ASSET SECURITIES CORP.
(Exact name of registrant as specified in its charter)

Delaware           333-60904-05             13-3172275
(State or Other    (Commission              (I.R.S. Employer
Jurisdiction of    File Number)             Identification
Incorporation)                              Number)

600 Steamboat Road
Greenwich, CT                   92618
(Address of Principal           (Zip Code)
Executive Offices)

Registrant's telephone number, including area code: 203-625-2700

Item 5.  Other Events

On        25-Oct-02a scheduled distribution was made from the
        trust to holders of the certificates. The Trustee has caused to be filed with the commission, the Monthly Report dated
          25-Oct-02The Monthly Report is filed pursuant to and in accordance with (1) numerous no-action letters (2) current Commission policy in the area.

A.      Monthly Report Information:
        See Exhibit No.1

B.      Have any deficiencies occurred?   NO.
                   Date:
                   Amount:

C.      Item 1: Legal Proceedings:          NONE

D.      Item 2: Changes in Securities:      NONE

E.      Item 4: Submission of Matters to a Vote of Certificateholders:  NONE

F.      Item 5: Other Information - Form 10-Q, Part II -
        Items 1,2,4,5 if applicable:  NOT APPLICABLE

Item 7. Monthly Statements and Exhibits

        Exhibit No.

1. Monthly Distribution Report dated           25-Oct-02

C-BASS MORTGAGE LOAN
ASSET BACKED CERTIFICATES
SERIES 2002-CB2

STATEMENT TO CERTIFICATEHOLDERS

Distribution Date:                10/25/2002

        Beginning
        Certificate
Class   Balance(1)              Principal               Interest
A-1     157,296,842.61          1,789,171.27             284,841.40
A-2     60,327,714.91             442,138.64             118,793.29

M-1     11,478,000.00                   0.00              25,279.01
M-2     10,803,000.00                   0.00              28,022.16

B-1     8,777,000.00                    0.00              27,885.07
B-2     4,051,000.00                    0.00              17,932.33
N*      6,424,447.52              382,616.42              52,438.07

A-IO*   181,073,000.00                  0.00             633,543.58
X*      254,084,791.79                  0.00                   0.00

R-3            0.00                     0.00                   0.00



                                Ending
                                Certificate
        Losses                  Balance                 Cusips
A-1          $0.00              $155,507,671.34           12489WEQ3
A-2          $0.00              $59,885,576.27            12489WER1

M-1          $0.00              $11,478,000.00            12489WET7
M-2          $0.00              $10,803,000.00            12489WEU4

B-1          $0.00              $8,777,000.00             12489WEV2
B-2          $0.00              $4,051,000.00             12489WEW0
N*      NA                      $6,041,831.10             31738PAG3

A-IO*   NA                      $86,421,000.00            12489WES9
X*      NA                      $251,852,578.78                  NA

R-3     NA                            $0.00                      NA



              AMOUNTS PER $1,000 UNIT


Class   Principal               Interest                Total
A-1     10.63109801               1.69250250            12.32360050
A-2      6.76984595               1.81891426             8.58876021

M-1      0.00000000               2.20238805             2.20238805
M-2      0.00000000               2.59392391             2.59392391

B-1      0.00000000               3.17706164             3.17706164
B-2      0.00000000               4.42664280             4.42664280
N*      40.70387490               5.57851809            46.28239298

A-IO*    0.00000000               3.49882964             3.49882964
X*       0.00000000               0.00000000             0.00000000

R-3      0.00000000               0.00000000             0.00000000



        Ending                                          Current
        Certificate                                     Pass-Through
Class   Balance                 Losses                  Interest Rate
A-1     924.01287814              0.00000000               2.17375%
A-2     916.94344313              0.00000000               2.36375%

M-1     1000.00000000             0.00000000               2.64375%
M-2     1000.00000000             0.00000000               3.11375%

B-1     1000.00000000             0.00000000               3.81375%
B-2     1000.00000000             0.00000000               5.31375%
N       642.74798893              0.00000000               9.79800%

A-IO    477.27159764              0.00000000               4.20000%
X       932.55856091              0.00000000               0.00000%

R-3      0.00000000               0.00000000            NA




Distribution Date:     25-Oct-02

        Distribution Statement
        Pooling and Servicing Agreement Dated April 1, 2002

i)   Distributions to the Holders      See Page 1

ii)  Class X Distribution Amount    See Page 1

iii)  OC Amt. (before distributions)        $1,351,234.27
      OC Release Amount                           $0.00
      OC Def, (after dist)                  $131,420.94
      OC Target Amount                      $1,350,331.17
      OC Amount (after distributions)       $1,350,331.17

      Monthly Excess Interest               $514,037.36




iv) Servicing Fees              Group 1                 Group 2
Servicing Fees                      $76,903                $34,351
Unpaid Special Servicing Fees            $0                     $0
Special Servicing Fees              $12,300                $18,900
PMI Premiums                        $45,269                $14,624

v) Advances                     $360,989.77

vi) Beg Bal                     $183,564,153            $70,520,639
End Bal                         $181,880,361            $69,972,218
End count                               1865                    474

vii)  Wtd Avg Rem Term                   319                    322
Wtd Avg Mort. Rate                   8.9605%                8.5630%

viii)  Delinquency And Foreclosure Information:

Group 2
        All Categories                      Bankruptcy
        Number     Balance                  Number      Balance
Current         176   47,717,897                       0          0
30 days          32    2,298,510                       5    252,905
60 days          21    1,930,666                       4    230,666
90 days          19    1,956,804                       8    778,728
120+ day        219   15,519,156                     163 11,198,178
                               Foreclosure
        Number     Balance
Current           0            0
30 days           0            0
60 days           1       74,881
90 days           3      287,927
120+ day         26    2,434,813

Group 1 All Categories                      Bankruptcy
        Number     Balance                  Number         Balance
Current        1653  165,502,474                       0          0
30 days          89    7,057,166                       0          0
60 days          35    2,904,252                       0          0
90 days          27    2,238,982                       1     20,537
120+ day         59    4,081,501                       7    457,527

        Foreclosure
        Number     Balance
Current           0            0
30 days           0            0
60 days           2      207,110
90 days          14    1,467,837
120+ day         35    2,659,350



ix)     Loans that became REO properties
x)      Total Book Value of REO Properties:

        REO Properties Group 1
Loan #  Unpaid Prin Bal         Scheduled Prin Bal      Book Value
5040647 $30,978                 $30,649
8479453 $65,654                 $65,337

        REO Properties Group 2
Loan #  Unpaid Prin Bal         Scheduled Prin Bal      Book Value
5038740 $44,815                 $43,804
7138373 $1                      $1
7968886 $89,361                 $88,198
7970833 $53,807                 $52,652
8467839 $54,856                 $54,700
8477507 $179,495                $178,878
8496754 $131,513                $130,952

                        Group 1                 Group 2
xi)     Prepayments              1,517,958                352,858

xii)
Current Period Prepayment Penalties                    37929       0
Aggregate Prepayment Penalties                         185731     71395
Prepayment Penalties allocable to Classes N and X      37929       0
xiii)
Aggregate Realized Losses incurred during Due Period        0    132324
Cumulative Realized Losses                                  0    132324
xiv)    Realized Loss Allocations         See Page 1

xv)     Accrued Certificate Interest      See Page 1

xvi)    Prepayment Interest Shortfall and Class Carryover Shortfall

                                            Class Carryover
                                PPIS        Shortfall              RAIS
                   A-1                     0           0             95
                   A-2                     0           0             40
                   M-1                     0           0             8
                   M-2                     0           0             9
                   B-1                     0           0             9
                   B-2                     0           0             6
                   N                       0           0             18
                   A-IO                    0           0             212
                   X                       0           0             NA
                                           0           0             398

xvii)   Reserved
xviii)  Reserved
                                Group 1     Group 2
xix)    Trustee Fees                 1453.22      558.29

xx)     Reserve Fund
                   Beginning Balance                        5000.00
                   LIBOR Carryover Fund Deposit                0.00
                   LIBOR Carryover distributed to  Class       0.00
                   LIBOR Carryover owed to Class A-1A          0.00
                   Ending Balance                           5000.00

xxii)   Trigger Event Occurrence            NO
        Cumulative Loss Percentage of Origin    0.000490





xxv)    Available Funds                                 Group 1
        Scheduled Interest Net of Servicing Fees            1,246,329.43
        Scheduled Principal                                    165,833.21
        Unscheduled Principal                               1,517,958.45
                   Available Funds                          2,930,121.09

        Available Funds                                 Group 2
        Scheduled Interest Net of Servicing Fees               451,725.08
        Scheduled Principal                                      63,239.77
        Unscheduled Principal                                  352,857.54
                   Available Funds                             867,822.39


xxvi)   Offered Certificates Pass-Through Rates See Page 1

xxvii)  Liquidation Report
        Loan #     Unpaid Prin  Sched Prin     Liq Proc       Loss

        8496119        63,372.77          67    63,439.4  97,073.16
        8345605             0.00           0        0.00  35,250.88


xxviii) Mortgage Loans Purchased by Servicer

xxix)   Mortgage Loans Re-Purchased by Servicer


Libor Information  Original     Current PeriNext Period

LIBOR                    1.8425%     1.8138%     1.8300%



                   Financial Asset Securities Corp.


                                By: /s/ Sheryl Christopherson
                                Name:  Sheryl Christopherson
                                Title: Vice President


Dated:   10/25/2002